Contacts:

Patty Kehe
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

David Calusdian
Executive Vice President and Partner
Sharon Merrill
617.542.5300
DYSL@InvestorRelations.com

Dynasil Corporation of America Reports Record
Net Revenue for the First Quarter Fiscal 2012

-Revenue of $12.4 Million, Up 7% From First Quarter 2011
- Company Hosts Earnings Conference Call at 5:00 p.m. (ET) Today

Watertown, MA, February 14, 2012 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2012 first quarter ended December 31, 2011.

Net revenue for the first quarter of fiscal 2012 increased 7% to a record $12.4 million from $11.6 million for the first quarter of fiscal 2011. Contract Research segment revenue increased to $6.2 million from $6.1 million in the first quarter of fiscal 2011. The Products and Technology segment posted revenue of $6.2 million, up from $5.6 million a year earlier.

Gross margin improved to 42.8% of net revenue for the first quarter of fiscal 2012 from 42.2 % of net revenue for the same period of fiscal 2011.

Selling, general and administrative expenses for the first quarter of fiscal 2012 totaled $5.1 million, versus $4.2 million for the comparable period of 2011, reflecting significant investments in the Company’s Product and Technology pipeline to support future growth. These investments include technology development activities, depreciation of capital equipment, development of intellectual property and staff additions in support of organic product development, dual mode nuclear detector technology and Dynasil’s recently acquired biomedical technology portfolio. “While some of our technologies are in the evaluation and developmental stage, these investments are indicative of the commitment that the Dynasil Board and Management Team are making to build shareholder value for the long term,” said Steven Ruggieri, the Company’s President and Chief Executive Officer.

Net income for the first quarter of fiscal 2012 was approximately $245,000, or $0.02 earnings per share, compared with $375,000, or $0.03 earnings per share, in the first quarter of fiscal 2011. “Favorable product mix drove higher gross profit in the first quarter, as sales in both segments grew on a year-over-year basis,” Ruggieri said. “Our Contract Research segment increased just over 2 % from the first quarter of 2011, and our backlog from that business remains steady. Our Products and Technology segment grew about 11 percent for the quarter.

“Strategic investment is expected to remain an important theme for us in the coming months, as we develop and expand our product pipeline and advance our dual-mode radiation detection technology to commercialization,” Ruggieri continued. “Enhancements of products such as our handheld lead paint analyzer, Navigator medical probe and RadCam radiation imaging system are planned for later this fiscal year. In addition, we are building the foundation for enhanced product development, engineering and management capability for our commercial product lines. This investment will strengthen our ability to evaluate designs for manufacturability, explore new contract manufacturing pathways, assess cost of goods and pricing, and implement launch and distribution strategies.”

Conference Call Information
Dynasil Corporation will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Dynasil President and Chief Executive Officer Steven Ruggieri and Chief Financial Officer Richard Johnson. They will be joined on the call by Kanai Shah, Ph.D., President of RMD, the Company’s Contract Research business unit. Those who wish to listen to the conference call and view presentation slides should visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil
Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection, sensing and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results, including those related to the future commercialization of our products, are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” anticipate,” continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management personnel, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets

ASSETS
	December 31,	September 30,
	2011	2011
	(unaudited)
Current assets
Cash and cash equivalents	$2,737,424	$4,479,840
Accounts receivable, net	7,426,283	5,837,139
Inventories	2,978,189	3,250,539
Costs in excess of billings	224,135	408,240
Deferred tax asset	1,156,359	1,119,800
Prepaid income taxes	341,825	341,825
Prepaid expenses and other current assets	291,695	453,738
Total current assets	15,155,910	15,891,121

Property, Plant and Equipment, net	5,068,102	4,860,328
Other Assets
Intangibles, net	6,211,526	6,374,329
Goodwill	13,330,182	13,330,182
Deferred tax asset - non current	807,932	694,800
Deferred financing costs, net	140,678	150,656
Total other assets	20,490,318	20,549,967

Total Assets	$40,714,330	$41,301,416

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,868,231	$1,859,728
Accounts payable	2,249,904	2,088,395
Accrued expenses and other liabilities	1,575,976	2,322,459
Contingent consideration	183,713	183,713
Total current liabilities	5,877,824	6,454,295

Long-term Liabilities
Long-term debt, net	8,501,780	8,985,442
Deferred tax liability	1,619,637	1,619,637
Total long-term liabilities	10,121,417	10,605,079

Temporary Equity	2,000,000	2,000,000

Stockholders' Equity	22,715,089	22,242,042

Total Liabilities and Stockholders' Equity	$40,714,330	$41,301,416

Dynasil Corporation of America

Consolidated Statement of Operations

	Three Months Ended
	December 31,
	2011	2010
Net revenue	$12,398,254	$11,626,507
Cost of revenue	7,095,036	6,719,783
Gross profit	5,303,218	4,906,724
Selling, general and administrative expenses	5,054,566	4,171,010
Income from operations	248,652	735,714
Interest expense, net	124,157	158,196
Income before income taxes	124,495	577,518
Income taxes	(120,572)	202,341
Net income	$245,067	$375,177

Net Income	$245,067	$375,177
Other comprehensive income:
Foreign currency translation, net of $31,094 income tax benefit and $21,562 income taxes in 2011 and 2010	(60,360)	41,681
Total comprehensive income	$184,707	$416,858

Net income	$245,067	$375,177
Dividends on preferred stock	-0-	131,400
Net income applicable to common stockholders	245,067	243,777
Dividend add back due to preferred stock conversion	-0-	131,400
Net income for diluted income per common share	$245,067	$375,177

Basic net income per common share	$0.02	$0.03
Diluted net income per common share	$0.02	$0.02

Weighted average shares outstanding
Basic	15,583,103	12,979,939
Diluted	15,683,834	15,497,495

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